                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2
                             (Amendment No. __)/1/



                           Corinthian Colleges, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   218868 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------



_______________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 2 of 9 Pages
------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,918,652 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,918,652 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,918,652 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      28.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 3 of 9 Pages
------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS III LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,918,652 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,918,652 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,918,652 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      28.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 4 of 9 Pages
------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS, INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ohio

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,918,652 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,918,652 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,918,652 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      28.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 5 of 9 Pages
------------------------                                 ---------------------

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Corinthian Colleges, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               6 Hutton Centre Drive, Suite 400
               Santa Ana, California 92707

Item 2(a).     Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Primus Capital Fund III Limited Partnership ("PCF III"), an Ohio limited partnership, by virtue of its direct beneficial ownership of 2,918,652 shares of common stock, par value $.0001 per share (the "Common Stock"), of Corinthian Colleges, Inc., a Delaware corporation (the "Company"); (ii) Primus Venture Partners III Limited Partnership ("PVP LP"), an Ohio limited partnership, as the sole general partner of PCF III; and (iii) Primus Venture Partners, Inc. ("PVP Inc."), an Ohio corporation, as the sole general partner of PVP LP. PCF III, PVP LP and PVP Inc. are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2000, a copy of which is filed with this
               Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships among such Reporting Persons described in this
               Schedule 13G. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
               Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of each of the
               Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Mayfield Heights, Ohio 44124.

Item 2(c).     Citizenship:

                    Each of PCF III and PVP LP are limited partnerships
               organized under the laws of the State of Ohio and PVP Inc. is a corporation organized under the laws of the State of Ohio.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.0001 per share.

Item 2(e).     CUSIP No.:

               218868 107

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 6 of 9 Pages
------------------------                                 ---------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not Applicable.

Item 4.   Ownership:

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1999, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

               Primus Capital Fund III Limited Partnership. PCF III has the shared power to vote and to dispose of 2,918,652 shares of Common Stock currently held by PCF III, constituting approximately 28.2% of the outstanding Common Stock.

               Primus Venture Partners III Limited Partnership. PVP LP, as the sole general partner of PCF III, may be deemed to have the shared power to vote and to dispose of 2,918,652 shares of Common Stock currently held by PCF III, which constitutes approximately 28.2% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

               Primus Venture Partners, Inc. PVP Inc., as the sole general partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 2,918,652 shares of Common Stock currently held by PCF III, which constitutes approximately 28.2% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF III.

               PVP Inc. has four shareholders and directors, Loyal W. Wilson, James T. Bartlett, William C. Mulligan and Jonathan E. Dick. Loyal W. Wilson also holds 10,000 shares of Common Stock and has stock options to purchase 6,000 shares of Common Stock (subject to vesting).

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 2,918,652 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 28.2% of the outstanding Common Stock as of December 31, 1999. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 10,345,623 shares of Common Stock outstanding on or about November 10, 1999, as disclosed in the Company's last filed 10Q. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 7 of 9 Pages
------------------------                                 ---------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          No person other than the persons named in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 8 of 9 Pages
------------------------                                 ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2000

                                   PRIMUS CAPITAL FUND III LIMITED
                                   PARTNERSHIP

                                   By:   Primus Venture Partners III Limited
                                         Partnership
                                   Its:  General Partner

                                   By:   Primus Venture Partners, Inc.
                                   Its:  General Partner


                                   By:     /s/ Loyal W. Wilson
                                         --------------------------------

                                   Its:   President
                                         --------------------------------


                                   PRIMUS VENTURE PARTNERS III
                                   LIMITED PARTNERSHIP

                                   By:   Primus Venture Partners, Inc.
                                   Its:  General Partner

                                   By:     /s/ Loyal W. Wilson
                                         --------------------------------

                                   Its:   President
                                         --------------------------------


                                   PRIMUS VENTURE PARTNERS, INC.

                                   By:     /s/ Loyal W. Wilson
                                         --------------------------------

                                   Its:   President
                                         --------------------------------

------------------------                                 ---------------------
  CUSIP No. 218868 107                 13G                 Page 9 of 9 Pages
------------------------                                 ---------------------

                                                                     Exhibit A
                                                                     ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             ----------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 10, 2000        PRIMUS CAPITAL FUND III LIMITED
                               PARTNERSHIP

                               By:   Primus Venture Partners III Limited
                                     Partnership
                               Its:  General Partner

                               By:   Primus Venture Partners, Inc.
                               Its:  General Partner

                               By:      /s/ Loyal W. Wilson
                                     --------------------------------

                               Its:     President
                                     --------------------------------

                               PRIMUS VENTURE PARTNERS III
                               LIMITED PARTNERSHIP

                               By:   Primus Venture Partners, Inc.
                               Its:  General Partner

                               By:      /s/ Loyal W. Wilson
                                     --------------------------------

                               Its:     President
                                     --------------------------------

                               PRIMUS VENTURE PARTNERS, INC.

                               By:      /s/ Loyal W. Wilson
                                     --------------------------------

                               Its:     President
                                     --------------------------------